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RECEIVED
2005 NOV -8 P 1:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 7, 2005

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on November 7, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

Robert M. Chilstrom /djt
Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

Dlw 11/8

File No. 82-2683

Wolters Kluwer Announces New Brand Identity for CCH Tax and Accounting

New Name for Next Generation of CCH's Leading Tax and Accounting Solutions: CCH, a Wolters Kluwer business

AMSTERDAM and SCOTTSDALE, ARIZ. - November 7, 2005 - Wolters Kluwer, a leading multinational publisher and information services company, announced today that CCH Tax and Accounting, a leading provider of tax, audit and accounting information, software and services, has adopted a new brand identity that more closely aligns the business within the overall Wolters Kluwer organization.

During her keynote speech today at the CCH Tax and Accounting Users Conference in Scottsdale, Arizona, Nancy McKinstry, CEO and Chairman of the Executive Board of Wolters Kluwer, revealed the new brand to around 400 key CCH customers stating: "This new identity for CCH reflects the next generation of CCH's leading tax and accounting solutions. With our best-in-class products and best-of-breed solutions, we will continue to invest in new product development, acquisitions, partnerships and ongoing strengthening of our expertise so that we can help drive growth for your organizations."

Effective today, the group's name will change from CCH Tax and Accounting to CCH, a Wolters Kluwer business. The new brand identity will appear along with the CCH and ProSystem fx product names in the United States, and also across the Wolters Kluwer tax businesses in Canada and Asia Pacific.

TM CCH
a Wolters Kluwer business

"It's the best of both worlds and a logical progression for our organization," said CCH President and CEO Kevin Robert. "By keeping the CCH name and also aligning ourselves more closely with Wolters Kluwer, we're keeping the trusted CCH name prominent, while at the same time signifying a greater level of investment and depth and breadth of resources that

come from being part of a global corporation. Customers can expect CCH, a Wolters Kluwer business to leverage greater content, technology, resources and funding to deliver best-of-breed integrated workflow solutions to make them even more successful."

About CCH, a Wolters Kluwer business

CCH, a Wolters Kluwer business (tax.cchgroup.com) is a leading provider of tax, audit and accounting information, software and services. It has served tax, accounting and business professionals and their clients since 1913. Among its market-leading products are The ProSystem fx Office, CCH Tax Research NetWork, Accounting Research Manager and the U.S. Master Tax Guide®. CCH is based in Riverwoods, Ill.

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are spread across the health, corporate services, finance, tax, accounting, law, regulatory and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Contact:

Leslie Bonacum
Director, Corporate Communications
Wolters Kluwer Tax, Accounting & Legal
+ 1 847 267 7153
mediahelp@cch.com

Caroline Wouters
Vice President, Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com